CALCITECH LTD.



                        CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Auditors
CalciTech Ltd.


To the shareholders and board of directors of CalciTech Ltd.
------------------------------------------------------------

We have audited the accompanying consolidated balance sheets of CalciTech
Ltd. (a company in the development stage) as of February 28, 2003 and February 28, 2002, and the related consolidated statements of operations, shareholders' deficiency, and cash flows for the three years in the period ended February 28, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with International Standards on Auditing, and with auditing standards generally accepted in the United States of America and Canada. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CalciTech Ltd. (a development stage company) as of February 28, 2003 and February 28, 2002, and the consolidated results of its operations and its cash flows for the three years in the period ended February 28, 2003 in accordance with International Financial Reporting Standards.

As described in Note 2 to the financial statements, the Company has restated its financial statements for each of the years in the two year period ended February 28, 2002 to adjust the accounting for certain deferred development costs and convertible debt. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3.1 to the financial statements, the Company has incurred losses and negative cash flows from operations for the years ended February 28, 2003, February 28, 2002 and February 28, 2001. These matters raise substantial doubt about its ability to continue as a going concern. Management plans in regard to these matters are also described in Note 3.1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States. The application of United States generally accepted accounting principles, as restated, would have affected the determination of net loss and shareholders' deficiency for the financial years ended February 28, 2003, February 28, 2002 and February 28, 2001 to the extent summarized in Note 15 to the consolidated financial statements.

PricewaterhouseCoopers



Paris, France
September 15, 2003

Comments by Auditor for Canadian Readers on Canadian-International Standards on Auditing Reporting Differences
-------------------------------------------------------------------------------

Canadian reporting standards for auditors do not permit a reference to conditions and events that cast a substantial doubt on a company's ability to continue as a going concern, such as those described in the above paragraph, when these are adequately disclosed in the financial statements. Under Canadian reporting standards for auditors, the going concern paragraph would be excluded from this report.

                                 CALCITECH LTD.
                      (a company in the development stage)
                           CONSOLIDATED BALANCE SHEETS
                     February 28, 2003 and February 28, 2002
                      (amounts in thousands of US dollars)




                                                           Notes               2003            2002
                                                                                             restated
ASSETS

Current assets
Cash and cash equivalents                                   3.6         $             79   $           11
Receivables, prepaid expenses and other current assets       4                       200               87
                                                                           --------------     ------------
Total current assets                                                                 279               98

Non-current assets
Property, plant and equipment, net                           5                        75              120
Deferred development expenditure                            3.9                        -                -
Patents, net                                             3.8 and 6                    43               67
                                                                           --------------     ------------
Total non-current assets                                                             118              187
                                                                           --------------     ------------
TOTAL ASSETS                                                            $            397   $          285
                                                                           ==============     ============



                                 CALCITECH LTD.
                      (a company in the development stage)
                           CONSOLIDATED BALANCE SHEET
                     February 28, 2003 and February 28, 2002
           (amounts in thousands of US dollars, except per share data)



                                                                                        Notes              2003          2002
                                                                                                                       restated
LIABILITIES AND SHAREHOLDERS' DEFICIENCY

Current liabilities
Accounts payable and accrued liabilities                                                           $         902  $       1,145
Convertible debentures - current portion of liability element                       3.14 and 9.1             272            285
Provisions - current portion                                                             12                  419              -
                                                                                                        ---------      ---------
Total current liabilities                                                                                  1,593          1,430

Provisions                                                                               12                    -            325
Credit facility                                                                           7                1,202          2,043
Convertible debentures - non-current portion of liability element                   3.14 and 9.1             176             87
                                                                                                        ---------      ---------
Total liabilities                                                                                          2,971          3,885

Minority interest                                                                        10                    -              -

Shareholders' deficiency                                                                  9
Common stock, Cdn $ 0.001 par value; 120,000,000 shares authorized in 2003 and in
2002; issued and outstanding: 53,889,165 share1,7842003 and 43,724,1,778n 2002
Share premium, holders' options outstanding on credit facility and
contribution surplus                                                                                      29,449         26,402
Convertible debentures                                                                                     3,564          3,303
Accumulated deficit                                                                                      (37,301)       (35,113)
Cumulative foreign currency translation adjustments                                                          (70)            30
                                                                                                        ---------      ---------
Total shareholders' deficiency                                                                            (2,574)        (3,600)
                                                                                                        ---------      ---------
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIENCY                                                     $         397  $         285
                                                                                                        =========      =========

                                 CALCITECH LTD.
                      (a company in the development stage)
                      CONSOLIDATED STATEMENT OF OPERATIONS
            February 28, 2003, February 28, 2002 and February 28 2001
           (amounts in thousands of US dollars, except per share data)




                                                 Notes            2003             2002 restated         2001 restated

Revenues                                                 $            -        $            -           $              -
Cost of revenues                                                      -                     -                          -

                                                            ------------        -------------             --------------
Gross margin                                                          -                     -                          -

Research and development expenses                        $          719        $          696           $          1,618
General and administrative expenses                               1,004                   939                        543
Settlement of legal dispute                       12                  -                   400                          -
                                                            ------------        -------------             --------------
Operating loss                                                   (1,723)              (2,035)                     (2,161)

Interest expense, net                                              (465)                (201)                       (363)
                                                            ------------        -------------             --------------
Loss before income taxes and minority interest                   (2,188)              (2,236)                     (2,524)

Provision for income taxes                        12                  -                 (333)                         (9)
                                                            ------------        -------------             --------------
Loss from ordinary activities                                    (2,188)              (2,569)                     (2,533)

Minority interest                                 10                  -                   51                           -
                                                            ------------        -------------             --------------
Net loss                                                 $       (2,188)     $       (2,518)$                     (2,533)
                                                            ============        =============             ==============

Net loss per share:
Basic                                                    $       (0.044)     $       (0.058)               $      (0.063)
Diluted                                                  $       (0.044)     $       (0.058)               $      (0.063)

Shares used in net loss per share calculation:
Basic                                                        49,632,816          43,724,179                   39,890,846
Diluted                                                      49,632,816          43,724,179                   39,890,846





                                                 CALCITECH LTD.
                                      (a company in the development stage)
                                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                     February 28, 2003, February 28, 2002 and February 28, 2001 (amounts in thousands of US dollars except number of shares)


                                                       Share premium,
                                                       holders' option                           Cumulative   Total
                                                       outstanding and                           currency     consolidated
                                                       contributed      Convertible Accumulated  translation  shareholders'
                               Note     Common stock   surplus          debentures  deficit      adjustments  deficiency
--------------------------------------------------------------------------------------------------------------------------
                                     Shares    Amounts
                                    --------------------------------------------------------------------------------------
Balances, February 29, 2000
 as restated                        39,724,179   1,775    25,897             -      (30,062)          179          (2,211)

Net loss                                     -       -         -             -       (2,533)            -          (2,533)
Drawing on credit facility      7            -       -         6             -            -             -               6
Issuance of common stock
 upon conversion
 of credit facility             9.2  4,000,000       3       497             -            -             -             500
Issuance of convertible
 debentures,
 net of finders fee             9.1          -       -         -         1,245            -             -           1,245
Foreign currency
 translation adjustments                     -       -         -             -            -          (153)           (153)
                                    --------------------------------------------------------------------------------------
Balances, February 28, 2001
 as restated                        43,724,179   1,778    26,400         1,245      (32,595)           26          (3,146)

Net loss                                     -       -         -             -       (2,518)            -          (2,518)
Drawing on credit facility                   -       -         2             -            -             -               2
Conversion of credit facility
 into convertible debentures,
 net of finders fee             9.1          -       -         -         2,058            -             -           2,058
Foreign currency
 translation adjustments                     -       -         -             -            -             4               4
                                    --------------------------------------------------------------------------------------
Balances, February 28, 2002
 as restated                        43,724,179   1,778    26,402         3,303      (35,113)           30          (3,600)

Net loss                                                       -             -       (2,188)            -          (2,188)
Issuance of common
 stock upon conversion                       -       -
of credit facility              9.2  3,955,695       3     1,047             -            -             -           1,050
Issuance of
 convertible debentures         9.1          -       -         -           261            -             -             261
Conversion of options           9.4    620,000       -       119             -            -             -             119
Exercise of warrants                   656,200       -       184             -            -             -             184
Issuance of common
 stock upon private placement   9.3  4,933,091       3     1,697             -            -             -           1,700
Foreign currency
 translation adjustments                     -       -         -             -            -          (100)           (100)
                                    -------------------------------------------------------------------------------------

Balances, February 28, 2003         53,889,165   1,784    29,449         3,564      (37,301)          (70)         (2,574)
                                    ======================================================================================


                                 CALCITECH LTD.
                      (a company in the development stage)
                      CONSOLIDATED STATEMENT OF CASH FLOWS
           February 28, 2003, February 28, 2002 and February 28, 2001
                      (amounts in thousands of US dollars)



                                                                                    2003                    2002            2001
                                                                                                          restated          restated


Cash flows from operating activities
Loss before income taxes and minority interest                                    $       (2,188)  $       (2,236)  $       (2,524)
Adjustments for:
Depreciation and amortization                                                                 88                3            1,205
Interest expense                                                                             465              201              363
                                                                                   --------------   --------------    -------------
Operating loss before working capital changes                                              (1,635)          (2,032)            (956)

Changes in working capital :
Decrease /(increase) in receivables, prepaid expenses and other current assets               (113)             (67)               -
Increase/(decrease) in accounts payable and accrued expenses, and provisions used            (301)             202              125
                                                                                    --------------   --------------    -------------
Cash used in operations                                                                    (2,049)          (1,897)            (831)

Interest paid to financial institutions                                                         -                -               (5)
Income taxes paid                                                                               -               (8)              (9)
                                                                                    --------------   --------------    -------------
Net cash used in operating activities                                                      (2,049)          (1,905)            (845)

Cash flows from investing activities
Acquisition of property, plant and equipment                                                   (8)            (164)              (1)
                                                                                    --------------   --------------    -------------
Net cash used in investing activities                                                          (8)            (164)              (1)

Cash flows from financing activities
Payment of bank loans                                                                           -                -               (7)
Proceeds from issuance of convertible  debentures                                               -            2,500              441
Proceeds from credit facility                                                               2,358            2,316            1,080
Payment of credit facility                                                                   (255)          (2,643)            (324)
Finders fee                                                                                     -             (125)             (52)
Cash received from share subscription of partner in Odda                                        -                -               51
Interest paid on convertible  debentures                                                        -             (210)               -
                                                                                    --------------   --------------    -------------
Net cash provided by financing activities                                                   2,103            1,838            1,189

Effect of exchange rate changes on cash                                                        22               46             (153)
                                                                                    --------------   --------------    -------------
Net increase / (decrease) in cash and cash equivalents                                         68             (185)             190
Cash and cash equivalents, beginning of year                                                   11              196                6
                                                                                    --------------   --------------    -------------
Cash and cash equivalents, end of year                                             $           79   $           11   $          196
                                                                                    ==============   ==============    =============

1. BUSINESS OF THE COMPANY
   ------------------------

CalciTech Ltd. (the "Company") is incorporated in the jurisdiction of Bermuda. Starting from the production of acetylene from which revenues were generated until 1997, the Company changed its business model to concentrate on the production of precipitated calcium carbonate (PCC). The production of acetylene gas from calcium carbide generates significant quantities of carbide lime. CalciTech decided to develop a process for producing a low cost PCC from waste lime. PCC is a white pigment which can only be produced from pure, white limestone deposits and is currently used in a wide range of applications, including paper filling and high value pharmaceutical and food additives.

Revenue from the principal activity has not yet started.


2. RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS
   -----------------------------------------------------

The Company determined that it was required to restate the accounting for development activities and convertible debt to conform the accounting to GAAP.

As a result of the foregoing, the Company has restated its financial statements for the two years ended February 28, 2002.

Set forth below are the restatement adjustments included in the restatement of the previously issued financial statements, each of which was a "fundamental error" within the meaning of IAS 8.

Considering the following circumstances:

o There remains a technical and design risk that it will not be possible to scale-up production in the manner envisaged and a risk that the cost, timing and efficiency of commercial production will not be consistent with the current plans;

o The production process is new and has not been tried before, so there are several risks associated with the scale up to full commercial production;

o    There are no firm sales contract;

the criteria set by International Financial Reporting Standards for the deferral of development costs, as further described in Note 3.10, have not yet been met, and consequently the Company restated the financial statements to expense development costs, which had been deferred in previously issued financial statements.

Considering that the small scale plant was constructed to provide final process data and bulk samples and to reduce the technical risk in moving up to a full scale plant, management has not demonstrated the technical feasibility of completing the asset for use in commercial production. The small-scale production plant, which had been considered a tangible asset in the previously issued financial statements, was accordingly expensed as a development activity in the restated consolidated financial statements.

Considering that being in the development stage does not preclude the Company from obtaining reliable measure of the fair market value of its compound debt instruments, the fair values on issue of the debt of the liability component and the equity conversion component of convertible debt were determined and classified separately. The fair value of the liability component was calculated using the interest rate for an equivalent non-convertible debt. The residual amount, representing the value of the conversion rights, was included in shareholders' equity. The values of convertible debentures and credit facility, which had been entirely posted to shareholders' equity and liabilities in the previously issued financial statements, were accordingly split between shareholders' equity and liabilities in the restated consolidated financial statements and the reclassification of flows relating thereto in equity and the statement of operations was amended accordingly.

Summary of Restatement Items
----------------------------

The following tables present the impact of the restatement adjustments on the Company's previously reported 2002 and 2001 results and financial position on a condensed basis:



                                                                      2002                               2001
Statement of operations:                                       As                               As
                                                           previously                       previously
                                                            reported      As restated        reported        As restated
Gross margin                                                     -                                   -

Research and development expenses                 $             88             696 $             1,640           1,618
General and administrative expenses                            897             939                 543             543
Settlement of legal dispute                                    400             400                   -               -
                                                      -----------------------------     -------------------------------
Operating loss                                              (1,385)         (2,035)             (2,183)         (2,161)

Interest expense, net                                         (142)           (201)               (263)           (363)
                                                      -----------------------------     -------------------------------
Loss before income taxes and minority interest              (1,527)         (2,236)             (2,446)         (2,524)

Provision for income taxes                                    (333)           (333)                 (9)             (9)
                                                      -----------------------------     -------------------------------
Loss from ordinary activities                               (1,860)         (2,569)             (2,455)         (2,533)

Minority interest                                               51              51                   -               -
                                                      -----------------------------     -------------------------------
Net loss                                          $         (1,809)         (2,518)$            (2,455)         (2,533)
                                                      =============================     ===============================

Net loss per share:
Basic                                             $         -0.041          -0.058 $            -0.062          -0.063
Diluted                                           $         -0.041          -0.058 $            -0.062          -0.063

Shares used in net loss per share calculation:
Basic                                                   43,724,179      43,724,179          39,890,846      39,890,846
Diluted                                                 43,724,179      43,724,179          39,890,846      39,890,846





                                                                      2002

Balance sheet:                                                   As previously               As
                                                                    reported              restated

ASSETS

Current assets
Cash and cash equivalents                                $                  11                 11
Receivables                                                                 14                 14
Prepaid expenses and other current assets                                   73                 73
                                                            --------------------------------------
Total current assets                                                        98                 98

Non-current assets
Property, plant and equipment, net                                         397                120
Patents, net                                                                67                 67
Deferred development costs, net                                            658                  -
                                                            --------------------------------------
Total non-current assets                                                 1,122                187
                                                             -------------------------------------
TOTAL ASSETS                                             $               1,220                285
                                                             =====================================

LIABILITIES AND SHAREHOLDERS' DEFICIENCY

Current liabilities
Accounts payable and accrued liabilities                 $               1,145              1,145
Current portion of convertible debentures                                    -                213
                                                             -------------------------------------
Total current liabilities                                                1,145              1,358

Provisions                                                                 325                325
Credit facility                                                          2,043              2,043
Convertible debentures                                                       -                159
                                                             -------------------------------------
Total liabilities                                                        3,513              3,885

Minority interest                                                            -                  -

Shareholders' deficiency
Common stock                                                             1,778              1,778
Share premium                                                           26,039             26,296
Holders' options outstanding on credit facility                              -                 55
Contribution surplus                                                         -                 51
Convertible debentures                                                   3,948              3,303
Deficit accumulated during development stage                           (34,088)           (35,113)
Cumulative foreign currency translation adjustments                         30                 30
                                                             -------------------------------------
Total shareholders' deficiency                                          (2,293)            (3,600)
                                                             -------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIENCY           $               1,220                285
                                                             =====================================

3. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
------------------------------------------------------------------------

3.1 Going concern

The financial statements have been prepared assuming the Company will continue as a going concern. Under the going concern assumption, an entity is ordinarily viewed as continuing in business for the foreseeable future with neither the intention nor the necessity of liquidation, ceasing trading or seeking protection from creditors pursuant to laws or regulations. In assessing whether the going concern assumption is appropriate, management takes into account all available information for the foreseeable future, in particular for the twelve months from the balance sheet date.

The Company is in the development stage and has therefore incurred cumulative losses of $37,301 through February 28, 2003 and current liabilities exceed current assets by $1,314. Accordingly, there is significant doubt about the Company's ability to continue as a going concern. The ability to continue as a going concern is dependent upon securing borrowing and raising further capital until such time as the Company is generating adequate revenue as to be self-supporting.

The credit facility agreement with Epsom Investment Services N.V. to provide up to $5 million (see Note 7) was re-negotiated during February 2003 whereby the maximum amount of draw down was reduced to $ 2,500 with a reduction in interest charged to 7.5% per annum. This facility was extended to August 30, 2004. Also at this time Epsom agreed to convert part of this facility into equity for $600. As at February 28, 2003, $1,202 of this facility had been drawn down.

Also during February 2003, the Company's 8% convertible debentures with a value of $3,390 and (euro)663 were re-negotiated by their retirement against the issue of new 6% debentures of $297 to February 15, 2004, (euro)188 to February 15, 2004 and $3,805 to February 15, 2005. All other terms of the convertible debentures remain unchanged.

Management is currently pursuing financing to further fund the development of its products and markets and to carry out its business plan.

Assets and liabilities are recorded on the basis that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. Accordingly, the financial statements do not include any adjustments to the carrying values of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

3.2 Basis of presentation

The consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards. A reconciliation of net income and shareholders' equity between IFRS and the accounting principles generally accepted in the United States (US GAAP) is included in Note 15.

Certain disclosure differences between IFRS and Canadian GAAP are included in
Note 15.

3.3 Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances and transactions have been eliminated.

3.4 Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.5 Foreign currency translation

The reporting currency of the Company is the US dollar (USD), which is also the measurement currency of the parent company. The parent company elected the US dollar as its measurement currency rather than the Bermudan dollar (BMD), which is the currency of its country of domicile, to reflect the fact that the majority of its transactions are denominated in US dollars.

The measurement currency of the Company's operating foreign subsidiaries is their local currency, generally the Euro. Assets and liabilities of the Company's foreign subsidiaries are translated into US dollars using the exchange rate in effect at the balance sheet date. Additionally, their expenses are translated using exchange rates approximating average rates prevailing during the year. Translation adjustments that arise from translating their financial statements from their local currencies to US dollars are accumulated and reflected as a separate component of shareholders' equity.

Gains and losses that arise from the effect of exchange rate changes on balances denominated in currencies other than the measurement currency of each of the Company and its subsidiaries are included in the statements of operations as incurred.

3.6 Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.


3.7 Property, plant and equipment

Property, plant and equipment are stated at cost and are depreciated on a straight-line basis over their estimated useful lives set out below:

              Leasehold improvements            lesser of lease term or 10 years
              Plant and equipment               10 years
              Office furniture and equipment    5 to 10 years

Maintenance and repairs are charged to expense when incurred.

3.8 Patents

Expenditure on acquired patents is capitalized and amortized over their useful lives. Legal expenditure for the protection of technology developed by the Company is recognized as an expense as incurre, except when additional future economic benefits can be attributed to such protection at closing date.

3.9 Research and development

Research and development costs are expensed as incurred, except for development costs which are deferred as intangible assets when the Company can demonstrate all of the following:

o the technical feasibility of completing the intangible asset so that it will be available for use or sale;

o    its intention and ability to use or sell the intangible asset;

o the existence of a market for the output of the intangible asset or the intangible asset itself;

o the availability of adequate technical resources to complete the development;

o the availability of adequate financial and other resources to complete the development and to use or sell the intangible asset, subject to the ability of the Company to continue as a going concern, as described in Note 3.1;

o its ability to measure the expenditure attributable to the intangible asset during its development reliably.

Deferred development costs are originally recorded at cost, which includes:

o expenditure on materials and services used or consumed in generating the intangible asset;

o the salaries, wages and other employment related costs of personnel directly engaged in generating the asset, and

o any expenditure that is directly attributable to generating the asset, such as the amortization of patents used to generate the asset.

Any costs capitalized are amortized on a straight-line basis over the period of expected future benefit.

The Company has determined that its development activities do not meet the aforementioned criteria for deferral.

3.10 Net loss per common share

Basic net loss per share is computed by dividing net loss by the weighted average number of shares outstanding.

For the purpose of calculating diluted earnings per share, the net profit attributable to ordinary shareholders and the weighted average number of shares outstanding is adjusted for the effects of all dilutive potential ordinary shares. The effects of anti-dilutive potential ordinary shares are ignored in calculating diluted earnings per share. Potential ordinary shares are anti-dilutive when their conversion to ordinary shares would decrease loss per share from continuing operations.


3.11 Fair value of financial instruments

Carrying amounts of certain of the Company's financial instruments including cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to their short maturities, based on borrowing rates currently available to the Company.

3.12 Deferred taxation

Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to amounts expected to be realized.

Deferred tax assets are recognized only to the extent that future taxable profit will be available such that realization of the related tax benefit is more likely than not.

3.13 Stock options

The Company does not recognize any compensation expense with respect to stock options.

3.14 Convertible debt accounting

On issue of convertible debentures and credit facility, the fair value of the conversion option is determined. This amount is recognized in shareholders' equity. The obligation to make future payments of principal and interest to the holder of the option is calculated using a deemed market interest rate for an equivalent non-convertible bond. The obligation to make future payments of interest is carried as a liability until extinguished on conversion or payment. When the Company has the option to convert the principal and, if applicable, the interest on these notes, the obligation to make future payments of principal to the holder is carried as equity.

The fair value of the liability component, representing the obligation to make future payments of interest to the holder of the conversion option is calculated on the issue of the instrument using a deemed market interest rate for an equivalent non-convertible instrument. The residual amount, representing the value of the equity conversion component, is included in shareholders' deficiency.

3.15 Modification of debt instruments

The Company may effect a modification or an exchange of debt instruments with a creditor. The modification or exchange may include changes in the principal amount, interest rate, term to maturity, borrowing currency or creditor. Whether a modification or exchange of debt instruments represents a settlement of the original debt or merely a renegotiation of that debt determines the accounting treatment that is applied by the Company.

A modification or exchange of debt instruments represents a settlement when the terms of the new or modified debt are substantially changed from the terms of the original debt instrument. Substantial change occurs when:

a. The present value of the cash flows under the terms of the modified or new debt instrument is at least 10% different from the present value of the remaining cash flows under the terms of the original debt instrument;

b.   There is a change in the borrowing currency; or

c. There is a change in the creditor and the original debt is legally discharged by the debtor through a cash payment or otherwise.

If a modification or an exchange of debt instruments represents a settlement, the Company calculates a loss or gain that is charged, or credited, to income when settlement occurs. This loss or gain is the difference between the fair value of the new debt instrument and the carrying amount of the original debt instrument, together with all unamortized debits or credits related to the original debt instrument.

If a modification or exchange of debt instruments does not represent a settlement but, instead, is merely a renegotiation of a debt instrument, all existing deferred debits and credits related to the original debt instrument are maintained and are amortized over the remaining term of the renegotiated debt.

3.16 Government grants

Government grants are recognized when there is reasonable assurance that the Company will comply with the conditions attaching to them, and the grants will be received. A government grant that becomes receivable as compensation for research and development expenses already incurred with no future related costs is recognized as a reduction in research and development expenses in the period in which it becomes receivable.


4. RECEIVABLES, PREPAID EXPENSES AND OTHER CURRENT ASSETS
   ------------------------------------------------------

Receivables, prepaid expenses and other current assets consist of the following:



                                                                                     2003               2002

Investment allowances                                                      $           77      $           -
VAT receivable                                                                         65                 39
Deposits                                                                               50                 41
Prepaid expenses                                                                        8                  7
                                                                              ------------        -----------
Total receivables, prepaid expenses and other current assets               $          200      $          87
                                                                              ============        ===========

The Company's German subsidiary is eligible to unconditional investment allowances, which were recognized in accordance with the policies described in
Note 3.16.


5. PROPERTY, PLANT AND EQUIPMENT
   -----------------------------

Property, plant and equipment consists of the following:



                                                                                     2003
                                                   Leasehold       Laboratory   Building, plant  Office furniture
                                                  improvements      equipment   and equipment     and equipment       Total

Net amount at beginning of the year         $                 6           5             92               17           120
Additions                                                     -           -              -                8             8
Depreciated during the year                                  (2)         (1)           (55)              (6)          (64)
Foreign currency translation adjustment                       1           -              5                5            11
                                                 -------------------------------------------------------------------------
Balance at the end of the year                                5           4             42               24            75
                                                 =========================================================================

Gross amount                                                 17           7            104               58           186
Accumulated depreciation                                    (12)         (3)           (62)             (34)         (111)
                                                 -------------------------------------------------------------------------
Balance at the end of the year              $                 5           4             42               24            75
                                                 =========================================================================



Depreciation expense totaled $64, $12 and $11 for the years ended February 28, 2003, February 28, 2002 and February 28, 2001, respectively.


6. PATENTS
   -------
Patents can be summarized as following:

                                                  2003               2002

Net amount at beginning of the year      $          67     $            -
Additions                                            -                 71
Amortized during the year                          (24)                (4)

                                            -----------      -------------
                                            -----------      -------------
Balance at the end of the year                      43                 67
                                            ===========      =============

Gross amount                                     3,244              3,244
Accumulated amortization                        (3,201)            (3,177)

                                            -----------      -------------
Balance at the end of the year           $          43     $           67
                                            ===========      =============

The Company acquired certain rights to several patents in the field of Acetylene production, equipment for this production and PCC with expiry dates up to the year 2009.

Amortization expense amounted to $24, $4, and $1,193 for the years ended February 28, 2003, February 28, 2002 and February 28, 2001, respectively.

7. CREDIT FACILITY AGREEMENT
   -------------------------

On February 28, 1998 the Company entered in a credit facility agreement of up to $2,330 with Epsom Investment Services N.V., which represented 100% of the lenders and acting in a non-discretionary role, bearing interest at 8% per annum and due year 2000. In April 1999, the Company re-negotiated an extension of the existing credit facility agreement to provide up to $5 million for a term to February 28, 2001. Interest rate per annum was reduced to 7 3/4%.

In February 2001, the Company re-negotiated a further extension of the existing credit facility agreement for a term to March 4, 2002 at an annual interest rate of 7 3/4%. A further extension has been negotiated extending the facility to March 5, 2003 with the same rate of interest. On February 28, 2003, this credit facility agreement was re-negotiated with Epsom whereby the maximum amount of draw down was reduced to $ 2,500 with a reduction in interest charged to 7.5% per annum. This facility was extended to August 30, 2004.

The balance due on the credit facility agreement can be converted in part or in whole into shares of common stock at any time at the option of the holder. The conversion price is equal to 80% of the trading price per share of common stock on the date such note was made or additional advances were made. The facility is collateralized by the assets of the Company.

The credit facility is presented as follows:


                                                           2003           2002

Face value of note issued during the year                 2,358          2,174
Less equity conversion component                              -             (2)
                                                    ------------   ------------
                                                          2,358          2,172

Interest expense                                            109            144
Conversion of note into common shares                    (1,050)             -
Conversion of note into convertible debentures                -         (2,500)
Payments made during the year                            (2,258)          (143)
                                                    ------------   ------------
                                                           (841)          (327)

Liability component at the beginning of the year          2,043          2,370
                                                    ------------   ------------
Liability component at end of the year                    1,202          2,043
                                                    ============   ============

Effective interest rate at year end                       7.75%          7.75%
                                                    ------------   ------------

The caption "Payments made during the year" includes the effect of direct offset to the credit facility of various transactions in the total amount of $2,003, as further described in Note 17.

The carrying amount of the credit facility approximates its fair value.

8. COMMITMENT
   ----------

The Company leases its principal management services office under an operating lease expiring in October 2004. Under the terms of the lease agreement, the Company has the option to extend the term of the lease for three years. At February 28, 2003, future minimum payments amounted to $4.


9. SHAREHOLDERS' DEFICIENCY
   ------------------------

9.1. Convertible debentures

In February 2001, the Company entered into an agreement for the placement of 8% convertible debentures in the sum of $1,500 for a term to February 2003, of which $890 were denominated in USD and $610 were denominated in Euro. Of this amount, $441 was paid in cash and $1,059 was exchanged for the credit facility. Interest was payable quarterly. Investors may after two years or on any prior dividend payments date up to maturity, have converted into common shares at the greater of 75% of the average closing price for the ten trading days prior to the conversion or the market price per share at the time of closing. This instrument qualifies for equity classification under IFRS as long as there is no indication that the shares of the Company may be delisted. If that future event was to occur within 270 days after the date of conversion, the investors may have put the debentures to the Company at 100% of their original amount plus accrued and unpaid interest. Accordingly, the instrument would have been reclassified to debt from the date that the decision to delist the shares was made. The investors also received 20,000 warrants for every $100 invested, exercisable for a two year period at 125% of the closing average offer price for the previous ten trading days.

The Company may have redeemed the convertible debentures in whole or in part at any time up to two years. On the maturity date, the Company also had the right to convert any or all of the amounts of principal and any unpaid interest, into common stock. A finders fee of 5% and 1,000 common stock purchase warrants per $100 invested was paid.

In July 2001, the Company entered into a further agreement for the placement of 7.5% convertible debentures in the sum of $2,500 for a term to November 2003. The terms of the note were exactly the same as those on the notes issued in February 2001. The investors also received 20,000 warrants for every $100 invested, exercisable for a two year period at 125% of the closing average offer price for the previous ten trading days.

In April 2002, the Company entered into a further agreement for the placement of 7.5% convertible debentures in the sum of $300 for a term to July 2004. The terms of the note were exactly the same as those on the notes issued in February 2001 and November 2001. The investors also received 20,000 warrants for every $100 invested, exercisable for a two year period at 125% of the closing average offer price for the previous ten trading days.

The effective interest rate assigned to the convertible debentures was 12%.

During February 2003, the Company's 8% and 7.5% convertible debentures with a principal amount of $3,390 and (euro)663 were re-negotiated by their retirement against the issue of new 6% debentures of $297 to February 15, 2004, (euro)188 to February 15, 2004 and $3,805 to

February 15, 2005. The notes totaling $300 issued in April 2002 were not re-negotiated. The reissued convertible debenturesdid not carry any right to warrants for the investors. All other terms of theconvertible debentures remained unchanged. This modification represented a settlement, and the difference between the fair value of the liability element in the new convertible debentures, assuming an effective interest rate of 12%, and the carrying amount of the original ones was accounted for as an expense of $127, which was posted to interest expense in the statement of income.

The Company has the right but not the obligation, to convert any or all of the amounts of principal and any unpaid interest, into shares of common stock. The conversion price shall be the greater of (i) 75% of the average closing offer price of a share of the Company's common stock for the 10 days immediately prior to conversion and (ii) the price per share as of the closing date.

The equity element can be summarized as follows:

                                                               2003          2002

Principal amount of debentures at issuance                      4,300         4,000
Less present value of future interest payments at issuance       (559)         (520)
Less finders' fee                                                (177)         (177)

                                                            ----------   -----------
                                                         $      3,564 $       3,303

9.2 Conversion of credit facility

In February 2001, the Company entered into an agreement to convert part of the balance due on the credit facility agreement (amounting to $500) with Epsom Investment Services N.V. (Note 7) into common stock of the Company on the basis of one share for each US$0.125 of note. This resulted in the issue of 4,000,000 common shares.

In February 2002, Epsom Investment Services N.V. agreed to convert an additional $450 of the balance due on the credit facility agreement into common stock of the Company on the basis of one share for each $0.32 of note. This conversion resulted in the issue of common stock of 1,424,050 common shares effected on July 15, 2002.

In February 2003, Epsom Investment Services N.V. agreed to convert a further $600 of the balance due on the credit facility agreement into common stock of the Company on the basis of one share for each $0.24 of note. This conversion resulted in the issue of 2,531,645 common shares.

9.3 Private placement

During February 2002, the Company announced a private placement of mixed securities to raise US$ 2,000 by way of 7.5% convertible debentures in the sum of $300, with the same terms and conditions as previous issues, and by the issue of common stock in the sum of $1,700 at a discount of 10% to the market average price, with the issue for each share taken down of a twelve month warrant for one additional share at a premium of 20% to the strike price. The placing, which was completed after the end of the financial year and was approved by the TSX Venture Exchange in July 2003, consisted of 4,933,091 common shares, priced at CDN $0.55 with a twelve month warrant to purchase an additional common share for each share taken down at CDN $0.66, and US$300 7.5% convertible debentures.

9.4 Stock option plan

Under the provision of the TSX Venture Exchange, a maximum total of 10% of issued shares may be granted to directors, officers and employees of the Company in the form of stock options. The options generally expire five years from the date of the grant.

Stock option activity was as follows:

-------------------------------------------------------------------------------------
                                        Number of         Exercise price per share
                                          Shares

Balance at February 28, 1999            2,185,000            Cdn $0.80 to 1.50

Options lapsed                        (1,175,000)            Cdn $0.29 to 1.50
Options granted                           500,000                Cdn $0.30

Balance at February 29, 2000            1,510,000            Cdn $0.29 to 0.30

Options lapsed                          (350,000)                Cdn $0.29
Options granted                                 -

Balance at February 28, 2001            1,160,000            Cdn $0.29 to 0.30

Options lapsed                                  -
Options granted                                 -

Balance at February 28, 2002            1,160,000            Cdn $0.29 to 0.30

Options exercised                       (620,000)                Cdn $0.29
Options lapsed                           (40,000)                Cdn $0.29
Options granted                                 -

                                      ---------------   -----------------------------
Balance at February 28, 2003              500,000                 Cdn 0.30

All options that were outstanding as at December 8, 1999, originally priced at Cdn $0.80 to 1.50 have had their exercise price amended to Cdn $0.29.

The following table summarizes information with respect to stock options as of February 28, 2003:

                    Number of                    Status                   Number of         Weighted average
    Exercise         options                                               options       remaining contractual
     Price         outstanding                                           exercisable          life (years)

Cdn $0.30            500,000                   Exercisable                 500,000                2.25

                    ----------                                            ---------
                     500,000                                               500,000


9.5 Other information

The Company is committed to issue 100,000 common shares for services in connection with the preparation and filing of a registration statement under the Securities Exchange Act (US) and listing on the National Associations of Securities Dealers Automated Quotation System (NASDAQ), in the event that the Company elects to obtain a NASDAQ listing.

The Company has never paid or distributed dividends.


10. MINORITY INTEREST
    -----------------

During the year ended February 28, 2001, the Company contributed 51% of the share capital of CalciTech Odda A-S ("Odda") (a Norwegian company) through a wholly-owned subsidiary, CalciTech Holdings ApS (a Danish company, formed on October 31, 2000). Minority interest represents the interest in the company owned by a third party. No receivable was accounted for in respect of the third party partner in the negative net worth of CalciTech Odda A/S. The Company does not expect any adverse impact of the insolvency of this partner which was declared in March 2003.


11. INCOME TAXES
    ------------

Under the current Bermuda law, the Company is not required to pay any income taxes in Bermuda. The Company has received an undertaking from the Minister of Finance of Bermuda that in the event of any such taxes being imposed, the Company will be exempted from such taxation until March 28, 2016.

Loss before income taxes and minority interest consists of the following:

                                                                     2003       2002         2001
                                                                            restated     restated

Bermuda                                                       $    (1,910)    (2,021)$     (2,335)
Rest of world                                                        (278)      (215)        (189)

                                                                 ---------  ---------   ----------
Loss before income taxes and minority interest                $    (2,188)$   (2,236)$     (2,524)

There are no significant deferred taxes reflecting the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

There are no significant operating loss carry-forwards, which would have an impact on income tax as of February 28, 2003.


12. PROVISIONS AND CONTINGENCIES
    ----------------------------

In October 2001, our French subsidiary, CalciTech Group Services SARL, received a tax assessment relating to fiscal years 1998 through 2000. The total amount of tax assessed including penalties and interest, approximates to $419, including $384 ((euro)357) for corporate income tax and $35 ((euro)33) for penalties and interest. The major component of the assessment relates to the tax treatment of an internal restructuring. The Company believes that significant aspects of the assessment are without justification and intends to vigorously contest them. A provision has been recorded in fiscal year 2002 and updated in fiscal year 2003 for foreign exchange differences.

The Company had received a claim from one of its former customers. Based upon the information provided by this customer, the Company offered and accrued $200 to settle the dispute. During October 2001, the Company reached a settlement with this customer in the sum of $601. Payment was effected by making installment payments. The payment of the first two installments resulted in a full cessation of claims from the former customer. At the end of the financial year, a balance of $50 remained to be paid.

The Company is subject to legal proceeding, claims, and litigation arising in the ordinary course of business. The Company and its subsidiaries are occasionally challenged by local tax authorities. The Company records a provision for these tax risks based on its most available information on the tax claim in each tax jurisdiction. The Company's management does not expect that the ultimate cost to resolve these matters will have a material adverse effect on the Company's consolidated financial position, results of operations, or cash flows.


13. RELATED PARTY TRANSACTIONS
    --------------------------

The amount paid to shareholders, directors and officers of the Company and their related companies for consulting and other services totaled $205, $196 and $240 for the years ended February 28, 2003, February 28, 2002 and February 28, 2001, respectively.

In the financial year ended February 28, 2003, this amount included $180 paid to EuroHelvetia TrustCo S.A. ($175 in the year ended February 28, 2002), who were contracted by CalciTech to act as the Company's exclusive financial advisors. EuroHelvetia charge their fees for work related to advice on private placements, fund raising and project finance. Roger A. Leopard, Chief Executive Officer and President of the Company, is also a director of EuroHelvetia TrustCo S.A.. EuroHelvetia also provide administration of Epsom Investment Services N.V..

Roger A. Leopard charged the remaining $25 ($21 in the year ended February 28, 2002) to CalciTech Group Services in providing strategic and industrial counseling services.


14. FINANCIAL INFORMATION BY INDUSTRY SEGMENT AND GEOGRAPHIC AREA
    -------------------------------------------------------------

The Company operates in one business segment. The following table presents information by geographical area:

                                                  2003      2002        2001
                                                          restated    restated
Operating loss

Bermuda                                    $    (2,011)$    (1,882)$     (1,972)
Rest of world                                     (316)       (153)        (189)

                                              ---------   ---------   ----------
Total                                      $    (2,327)$    (2,035)$     (2,161)

Identifiable assets

Bermuda                                    $        43 $        67
Rest of world                                      354         218

                                              ---------   ---------
Total                                      $       397 $       285


15.   DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS, US
      -------------------------------------------------------------------
      GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND CANADIAN GENERALLY ACCEPTED
      ------------------------------------------------------------------------
      ACCOUNTING PRINCIPLES
      ---------------------

The Company's consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS), which differ from generally accepted accounting principles in the United States (US GAAP) and generally accepted accounting principles in Canada (Canadian GAAP).

Under US GAAP, the beneficial conversion feature embedded in the credit facility should be recognized and measured by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in capital. The Company has restated its net loss in accordance with US GAAP to reflect this accounting policy. The effect was the additional charge to net loss as represented by "Beneficial conversion feature on credit facility". There was no effect on Shareholders' deficiency from this change. Share option expense was restated to account for the reclassification of certain options as fixed that were previously accounted for as variable.

The principal differences between IFRS and US GAAP are presented below together with explanations of certain adjustments that affect consolidated net income and total shareholders' equity:

                                                                                                                    Cumulative total
                                                                                2003        2002        2001        since inception
                                                                                           restated    restated       restated

Net loss in accordance with IFRS                                         $     (2,188)$    (2,518)$    (2,533)$            (35,808)
Interest, finders fee and currency translation on convertible debentures         (288)       (275)        (52)                (615)
Beneficial conversion feature on credit facility                                 (590)       (543)       (240)              (2,602)
Share options accounting                                                           47        (123)          -                 (167)

                                                                            ----------   ---------   ---------       --------------
Net loss in accordance with US GAAP                                      $     (3,019)$    (3,459)$    (2,825)$            (39,191)

Basic net loss per share under US GAAP                                   $     (0.061)$    (0.079)$    (0.071)$
Diluted net loss per share under US GAAP                                 $     (0.061)$    (0.079)$    (0.071)$


                                                                               2003        2002
                                                                                         restated

Shareholders' deficiency in accordance with IFRS                         $     (2,574)$    (3,600)$
Convertible debentures                                                         (4,182)     (3,633)

                                                                            ----------   ---------
Shareholders' deficiency in accordance with US GAAP                      $     (6,756)$    (7,233)$


Under US GAAP, the beneficial conversion feature embedded in the credit facility should be recognized and measured by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in capital.

Under US GAAP, convertible debentures should not be included within shareholders' deficiency. Accordingly, interest and the foreign currency translation adjustment on the principal element, and finders' fee would be charged to income under US GAAP.

The Company's share option plan is treated as a compensatory plan under US GAAP. For the purpose of this reconciliation, the Company has adopted Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB
25) and related interpretations in accounting for its share options which were granted to employees and non-employee directors elected by shareholders.

Under APB 25, compensation expense is recognized when exercise prices are below the fair market value of the underlying shares. The repricing of options on December 8, 1999 required the Company to follow variable plan accounting, under which compensation cost is remeasured each period. Due to the rise in market value, a compensation expense of $214 was recorded for the first time in the financial year ended February 28, 2002. This was partly reversed in the financial year ended February 28, 2003, due to the fall in market value.

Under US GAAP, additional disclosures would include, but not necessarily be limited to the following:

Consideration received for shares of stock, warrants, rights and other equity
-----------------------------------------------------------------------------
securities
----------

                                                                                 Number                 Amount

As at February 28, 1987                                                            8,167,825  $               10,560

Performance shares for patent rights                                              10,000,000                       -
Issue of shares for cash                                                             766,667                     838
                                                                            ----------------- --- -------------------

As at February 29, 1988                                                           18,934,492                  11,398
Issue of shares for cash                                                             250,000                     359
                                                                            ----------------- --- -------------------

As at February 28, 1989 and 1990                                                  19,184,492                  11,757
Issue of shares for cash                                                           1,000,000                     602
                                                                            ----------------- --- -------------------

As at February 28, 1991                                                           20,184,492                  12,359
Issue of shares for cash                                                             600,000                     394
Exercise of stock options                                                             23,000                      15
Issue of shares for debt                                                             413,171                     271
Reduction of paid up capital                                                               -                (12,169)
                                                                            ----------------- --- -------------------

As at February 29, 1992                                                           21,220,663                     870
Exercise of stock options                                                            207,000                     140
Exercise of warrants                                                                  70,000                      56
Performance shares cancelled                                                    (10,000,000)                       -
                                                                            ----------------- --- -------------------

As at February 28, 1993                                                           11,497,663                   1,066
Exercise of warrants                                                                 530,000                     483
Exercise of stock options                                                             11,000                      18
Acquisition of Kemgas Corporation Inc.                                             5,187,495                     109
                                                                            ----------------- --- -------------------

As at February 28, 1994                                                           17,226,158                   1,676
Exercise of stock options                                                             75,000                      82
Exercise of stock options                                                             75,000                       -
                                                                            ----------------- --- -------------------

As at February 28, 1995                                                           17,376,158                   1,758
Exercise of stock options                                                            200,000                       -
Acquisition of 50.1% Kemgas Corporation Inc.                                       5,187,505                       4
                                                                            ----------------- --- -------------------

As at February 29, 1996                                                           22,763,663                   1,762
Exercise of Kemgas Corporation Inc. stock options                                    375,000                       -
                                                                            ----------------- --- -------------------

As at February 28, 1997                                                           23,138,663                   1,762
Issue of shares on conversion of credit facility                                   3,800,000                       4
                                                                            ----------------- --- -------------------

As at February 28, 1998                                                           26,938,663                   1,766
Issue of shares on conversion of credit facility                                   2,978,723                       2
                                                                            ----------------- --- -------------------

As at February 28, 1999                                                           29,917,386                   1,768
Issue of shares for cash                                                           2,429,150                       2
Conversion of convertible debentures                                               7,202,643                       5
Exercise of Kemgas Corporation Inc. stock options                                    175,000                       -
                                                                            ----------------- --- -------------------

As at February 29, 2000                                                           39,724,179                   1,775
Issue of shares on conversion of credit facility                                   4,000,000                       3
                                                                            ----------------- --- -------------------

As at February 28, 2002 and February 28, 2001                                     43,724,179                   1,778
Issue of shares on conversion of credit facility                                   3,955,695                       3
Issue of shares for cash                                                           4,933,091                       3
Exercise of warrants                                                                 656,200                       -
Exercise of stock options                                                            620,000                       -
                                                                            ----------------- --- -------------------
As at February 28, 2003                                                           53,889,165                   1,784
                                                                            ================= === ===================


                                                        Options Outstanding             Option price per share
                                                                                                 Cdn.
Balance, February 28, 1990                                 1,850,000             $               0.45
Options granted                                              490,000                             0.90
Options cancelled                                        (1,925,000)                     0.45 to 0.90
                                                    ---------------------------- --- --------------------------

Balance, February 28, 1991                                   415,000                             0.90
Options granted                                              100,000                             0.90
Options granted                                               25,000                             1.49
Options granted                                               20,000                             1.50
Options exercised                                           (23,000)                             0.90
Options cancelled                                           (40,000)                             0.90
                                                    ---------------------------- --- --------------------------

Balance, February 29, 1992                                   497,000                     0.90 to 1.50
Options exercised                                          (207,000)                     0.90 to 1.50
Options cancelled                                          (115,000)                     0.90 to 1.50
Options granted                                               75,000                             1.50
                                                    ---------------------------- --- --------------------------

Balance, February 28, 1993                                   250,000                     0.90 to 1.50
Options granted                                              131,000                             2.25
Options exercised                                           (11,000)                             2.25
Options cancelled                                          (100,000)                             1.50
                                                    ---------------------------- --- --------------------------

Balance, February 28, 1994                                   270,000                     0.90 to 2.25
Options granted                                              200,000                             2.28
Options exercised                                           (75,000)                             1.50
Options exercised                                           (75,000)                             0.90
                                                    ---------------------------- --- --------------------------

Balance, February 28, 1995                                   320,000                     2.25 to 2.28
Options exercised                                          (200,000)                             2.28
                                                    ---------------------------- --- --------------------------

Balance, February 29, 1996                                   120,000                             2.25
Options lapsed                                              (10,000)                             2.25
Options granted                                              750,000                             2.45
Options granted                                              425,000                         US$ 2.50
                                                    ---------------------------- --- --------------------------

Balance, February 28, 1997                                 1,285,000                     2.25 to 2.45 & 2.50
Options lapsed                                           (1,175,000)                             2.45 & 2.50
Options granted                                            1,925,000                             1.50
                                                    ---------------------------- --- --------------------------

Balance, February 28, 1998                                 2,035,000                     1.50 to 2,25
Options lapsed                                             (600,000)                     1.50 to 2.25
Options granted                                              750,000                     0.80 to 1.50
                                                    ---------------------------- --- --------------------------

Balance, February 28, 1999                                 2,185,000                     0.80 to 1.50
Options lapsed                                           (1,175,000)                     0.29 to 1.50
Options granted                                              500,000                             0.30
                                                    ---------------------------- --- --------------------------

Balance, February 29, 2000                                 1,510,000                     0.29 to 0.30
Options lapsed                                             (350,000)                             0.29
                                                    ---------------------------- --- --------------------------

Balance, February 28, 2002 and February 28, 2001           1,160,000                     0.29 to 0.30

Options exercised                                          (620,000)                             0.29
Options lapsed                                              (40,000)                             0.29

                                                    ---------------------------- --- --------------------------
Balances, February 28, 2003                                  500,000                             0.30
                                                    ============================ === ==========================


                                        Number of         Exercise price per share
                                         Warrants                   Cdn.
                                       outstanding

Balance at February 29, 2000                    0

Warrants granted re: debentures           315,000            Cdn 0.333 to 0.435
Warrants exercised                              0

                                      ---------------
Balance at February 28, 2001              315,000           Cdn$ 0.333 to 0.435

Warrants granted re: debentures           525,000           Cdn $ 0.455 to 0.51
Warrants exercised                              -

                                      ---------------
Balance at February 28, 2002              830,000            Cdn $0.333 to 0.51

Warrants granted re: private place      4,933,091                Cdn $ 0.66
Warrants granted re: debenture             63,000           Cdn $ 0.80 to 0.896
Warrants exercised                       (656,200)          Cdn $ 0.333 to 0.455
Warrants lapsed                          (183,800)          Cdn $ 0.333 to 0.455

                                      ---------------
Balance at February 28, 2003            4,996,091           Cdn $0.333 to 0.896


The Company has elected to adopt the disclosure provisions of Statement of Financial Accounting Standards No 123, "Accounting for Stock-Based Compensation", and continues to follow Accounting Principles Board Opinion No 25 and related interpretation in accounting for its employee stock options.

Had compensation cost for the plan been determined based on the fair value of the options using the minimum value method at the grant date for awards in the three year period ended February 28, 2003 consistent with the provisions of SFAS No 123, the Company's net loss and loss per share would have been as follows:


                                                   2003          2002          2001
                                                               restated      restated

Net loss per US GAAP:
- As reported                                $       (3,019)$      (3,459)$      (2,825)
- Pro forma                                  $       (3,066)$      (3,336)$      (2,825)

Net loss per share per US GAAP - Proforma:
Basic net loss per share under US GAAP       $       (0.062)$      (0.076)$      (0.071)
Diluted net loss per share under US GAAP     $       (0.062)$      (0.076)$      (0.071)


                                                 49,632,816    43,724,179    39,890,846

The fair value of each option grant was estimated on the date of grant using the Black & Scholes option pricing model, with the following assumptions for grants made: dividend yields of 0%; annual risk-free interest rate of 4.5%; expected volatility of 60%. All grants were made during the financial year 2000.

Development Stage Entity
------------------------

The Company is still in the development stage and under US GAAP falls under the provisions of FAS No. 7 "Accounting and reporting by development stage enterprises".

The cumulative amounts are stated in accordance with International Financial Reporting Standards.

Statement of income
-------------------


                                                                                          Notes            Cumulative
                                                                                                           totals since
                                                                                                            inception
                                                                                                            restated

Revenues                                                                                           $                 2,728
Cost of revenues                                                                                                    (1,996)

                                                                                                      ---------------------
Gross margin                                                                                                           732

Research and development expenses                                                                  $                 9,356
General and administrative expenses                                                                                 13,534
Settlement of legal dispute                                                                 12                         400
Write-down of goodwill                                                                                              10,649
Other expenses                                                                                                         184

                                                                                                      ---------------------
Operating loss                                                                                                     (33,391)

Interest expense, net                                                                                               (3,587)
                                                                                                      ---------------------
Loss before income taxes and minority interest                                                                     (36,978)

Provision for income taxes                                                                  12                        (374)
                                                                                                      ---------------------
Loss from ordinary activities                                                                                      (37,352)

Minority interest                                                                           10                          51

                                                                                                      ---------------------
Net loss                                                                                           $               (37,301)

                                                                                                      =====================

Statement of cash flows
-----------------------

                                                                                                   Cumulative
                                                                                                  totals since
                                                                                                    inception
                                                                                                    restated
Cash flows from operating activities
Loss before income taxes and minority interest                                                 $        (36,956)

Depreciation and amortization                                                                             4,830
Write-down of property, plant and equipment                                                               2,033
Write-down of inventory                                                                                     459
Write-down of goodwill                                                                                   10,649
Interest expense                                                                                          3,587
Equity in earnings of affiliates                                                                             86
                                                                                                  --------------
Operating loss before working capital changes                                                           (15,312)

Changes in working capital :
Decrease /(increase) in receivables, prepaid expenses and other current assets                               60
Increase/(decrease) in accounts payable and accrued expenses, and provisions used                           331

                                                                                                  --------------
Cash used in operations                                                                                 (14,921)

Interest paid to financial institutions                                                                    (427)
Income taxes paid                                                                                           (49)

                                                                                                  --------------
Net cash used in operating activities                                                                   (15,397)

Cash flows from investing activities
Acquisition of property, plant and equipment                                                               (736)
Purchase of KCI net of cash acquired                                                                        537

                                                                                                  --------------
Net cash used in investing activities                                                                      (199)

Cash flows from financing activities
Payment of bank loans                                                                                      (670)
Proceeds from issuance of common stock                                                                    5,912
Proceeds from issuance of convertible  debentures                                                         2,941
Proceeds from credit facility                                                                            10,308
Payment of credit facility                                                                               (3,222)
Finders fee                                                                                                (285)
Increase in bank overdraft                                                                                  437
Cash received from share subscription of partner in Odda                                                     51
Interest paid on convertible  debentures                                                                   (210)

                                                                                                  --------------
Net cash provided by financing activities                                                                15,262

Effect of exchange rate changes on cash                                                                     413

                                                                                                  --------------
Net increase / (decrease) in cash and cash equivalents                                                       79
Cash and cash equivalents, at inception                                                                       -

                                                                                                  --------------
Cash and cash equivalents, end of year                                                         $             79

New accounting pronouncements under IFRS and US GAAP
----------------------------------------------------

Commencing March 1, 2001, new standards have been effective for the Company under both IFRS and US GAAP with respect to accounting policies of financial instruments: IAS 39 "Accounting for Financial Instruments " and SFAS No. 133 (SFAS 133) "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 137 and SFAS No. 138. Adoption of these new standards did not have any effect on net loss and shareholders' deficiency under International Financial Reporting Standards and US GAAP at March 1, 2001.

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 141, "Business Combinations", and Statement No. 142, "Goodwill and other Intangible Assets". The adoption of SFAS 141 and SFAS 142 did not have any effect on net loss and shareholders' deficiency under US GAAP at March 1, 2002.

In July 2001, the FASB issued FAS No. 143, "Accounting for Asset Retirement Obligations" ("FAS 143"). FAS 143 prescribes the accounting for retirement obligations associated with tangible long-lived assets, including the timing of liability recognition and initial measurement of the liability. FAS 143 is effective for fiscal years beginning after June 15, 2002 (March 1, 2003 for the Company). The effect of adopting this standard has not yet been determined.

The Company adopted SFAS N(degree)144, "Accounting for the impairment or disposal of long-lived assets", was issued by the FASB on October 3, 2001. SFAS 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of". However, it retains many of the fundamental provisions of that Statement. SFAS 144 also amends the accounting and reporting provisions of APB 30, "Reporting the Results of Operations-Discontinued Events and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", to broaden the definition of what constitutes a discontinued operation, amends the accounting and presentation for discontinued operations, and amends ARB 51, "Consolidated Financial Statements to eliminate the exception to consolidation for a temporarily controlled subsidiary". SFAS 144 is effective for fiscal years beginning after December 31, 2001 (March 1, 2002 for the Company). The adoption of this standard did not have any impact on the Company's consolidated net income and total shareholders' equity under US GAAP.

In April 2002, the FASB issued FAS No. 145, "Revision of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Connections" ("FAS 145"). Among other amendments and rescissions, FAS 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, unless such gains and losses meet the criteria in paragraph 20 of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operation
- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". FAS 145 is partially effective for transactions occurring after May 15, 2002 and partially effective for fiscal years beginning after May 15, 2002 (March 1, 2003 for the Company). The Company does not expect the adoption of FAS 145 to have a material effect on its consolidated financial statements.

In June 2002, the FASB issued FAS No. 146 "Accounting for Costs Associated with Exit or Disposal activities" ("FAS 146"). FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF 94-3 "Liability Recognition for Certain Employee Termination Benefits and other Costs to Exit an Activity (including Certain Costs Incurred in a restructuring)". FAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of SFAS 146 did not have any effect on net loss and shareholders' deficiency under US GAAP at February 28, 2003.

In December 2002, the FASB issued FAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123". FAS 148 amends FAS 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, FAS 148 amends the disclosure requirements of FAS 123 to require prominent disclosures in the financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of FAS 148 are effective for financial statements issued for fiscal years ending after December 15, 2002. The Company has elected to continue accounting for employee stock based compensation in accordance with APB 25 and related interpretations and therefore FAS 148 is not expected to have a significant impact on the Company's financial position or results of operations.

In November 2002, the FASB issued FASB Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires the guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. It also elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. Disclosures required under FIN 45 are already included in these financial statements, however, the initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have any effect on net loss and shareholders' deficiency under US GAAP at February 28, 2003.

In January 2003, the FASB issued FASB Interpretation No. 46 "Consolidation of Variable Interest Entities" (FIN 46). Under this FIN entities are separated into two populations: (1) these for which voting interests are used to determine consolidation (this is the most common situation) and (2) these for which variable interests are used to determine consolidation. The FIN explains how to identify Variable Interest Entities (VIE) and how to determine when a business enterprise should include the assets, liabilities, non controlling interests, and results of activities of a VIE in its consolidated financial statements. The FIN is effective as follows: for variable interests in variable interest entities created after January 31, 2003 the FIN shall apply immediately, for variable interests in variable interest entities created before that date, the FIN shall apply for public entities - as of the beginning of the first interim or annual reporting period beginning after June 15, 2003. The adoption of FIN 46 did not have any effect on net loss and shareholders' deficiency under US GAAP at February 28, 2003.

In May 2003, the FASB issued FAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". FAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability. FAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company is in the process of evaluating the effect of adopting FAS 150 in its consolidated financial statements.

There is no reconciling difference between net loss and shareholders' deficiency in accordance with IFRS and Canadian GAAP for the years ended February 28, 2003 and February 28, 2002.

Under Canadian GAAP, additional disclosures would be required as follows:

Analysis of research and development costs and general and administrative
-------------------------------------------------------------------------
expenditure
-----------

                                                    2003          2002            2001
                                                               restated         restated
Research and development
Amortization of patents                                24             4            1,193
Small plant construction and running costs            770           690              409
Investment allowances on pilot plant                  (77)            -                -
Legal fees                                              2             2                -
                                               -----------   -----------     ------------
                                            $         719 $         696    $       1,602
                                               ===========   ===========     ============

General and administrative
Audit                                                  77            63               33
Legal                                                  55           197               53
Filing and annual charges                              28            23               52
Board expenses                                          4             3                3
Insurance                                              27            22               19
Office                                                 18            11               34
Rent and rates                                         69            39               26
Leasing                                                32            18                -
Salaries and benefits                                 267           175              126
Shareholder communication                              65            53               58
Telephone                                              21            17               12
Travel                                                 88            64               56
Bank charges                                           16             9                2
Consulting                                            145           175                -
Depreciation                                           64            15               12
General expenses                                       28            55               57
                                               -----------   -----------     ------------
                                            $       1,004 $         939    $         543
                                               ===========   ===========     ============

New accounting pronouncements under Canadian GAAP
-------------------------------------------------

In November 2001, the CICA issued Accounting Guideline 13 ("AcG 13") "Hedging Relationships," which will be effective for years beginning on or after July 1, 2003. AcG 13 addresses the identification, designation, documentation, and effectiveness of hedging transactions for the purposes of applying hedge accounting. It also establishes conditions for applying, and deals with the discontinuance of hedge accounting. In December 2002, the CICA approved, subject to written ballot, certain amendments to AcG 13. Under the new guideline, the Company will be required to document its hedging transactions and explicitly demonstrate the hedges are sufficiently effective in order to apply accrual accounting for positions hedged with derivatives. The Company does not expectthe adoption of this guideline to have a material effect on the consolidated financial statements.

In December 2002, the CICA approved, subject to written ballot, the draft guideline relating to guarantees. The draft guideline requires disclosure of key information about certain types of guarantee contracts that require payments contingent on specified types of future events. The draft guideline is effective for periods beginning on or after January 1, 2003. The Company does not expect the adoption of this guideline to have a material effect on the consolidated financial statements.

In December 2002, the CICA approved, subject to written ballot, new Handbook section "Asset Retirement Obligations" to replace the current guidance on future removal and site restoration costs included in the CICA accounting standard 3061 "Property, Plant and Equipment". The standard is effective for years beginning on or after January 1, 2004. The standard requires recognition of a liability at its fair value for the obligation associated with the retirement of a tangible long-lived asset. A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense over the useful life of the asset. The effect of adopting this standard has not yet been determined.


16. LIST OF PRINCIPAL CONSOLIDATED COMPANIES
    ----------------------------------------

Principal consolidated companies are as follows:


Name of company                          Countries       Holding        Proportion       Nature of business
---------------                          ---------       -------        -----------      ------------------
                                                                           held
                                                                           ----
CalciTech Synthetic Minerals Ltd.       Bermuda      Ordinary shares       100%      PCC business
Kemgas North America Inc.               USA          Ordinary shares       100%      Marketing (dormant)
CalciTech Group Services SARL           France       Ordinary shares       100%      Administration
CalciTech Holdings ApS                  Denmark      Ordinary shares       100%      Holding company
CalciTech Odda A-S                      Norway       Ordinary shares        51%      Production of PCC
CalciTech Deutschland GmbH              Germany      Ordinary shares       100%      Production of PCC

On February 1, 2003, the Company's intellectual property interests in it's Synthetic Calcium Carbonate ("SCC") technology were assigned to a new Bermuda organized wholly owned subsidiary, CalciTech Synthetic Minerals Ltd. All group subsidiary companies were transferred to CalciTech Synthetic Minerals Ltd. which now acts as the holding company and will license within the group rights and use of the technology on a territorial basis.

17. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
    ------------------------------------------------

Non-cash transactions were as follows:

                                                                                  2003         2002          2001

Issuance of common stock upon conversion of credit facility               $        1,050           -           500
Conversion of options through credit facility                                        119           -             -
Exercise of warrants through credit facility                                         184           -             -
Issuance of common stock upon private placement through credit facility            1,700           -             -
Issuance of convertible debentures through credit facility                           300           -             -
Interest on convertible debentures paid from credit facility                        (112)          -             -

                                                                             ------------  ----------   -----------
Total                                                                     $        3,241 $         - $         500

Upon exercise of options certain directors paid the exercise price directly to Epsom as an offset to the credit facility. Similarly, the exercise price of warrants was paid directly by certain holders as an offset to the credit facility, and the private placement of common stock and convertible debentures was effected through the credit facility.


18. NUMBER OF EMPLOYEES (UNAUDITED)
    -------------------------------

Headcount was 9, 9 and 7 as of February 28, 2003, 2002 and 2001, respectively.


19. POST BALANCE SHEET EVENT
    ------------------------

In February 2003, the Landesforderinstitut Sachsen-Anhalt ("LFI") in Germany approved a government grant in the total value of (euro)228 as a 50% cash contribution towards the cost of building the small-scale production plant in Leuna. Of this sum, 50% is to be received from the tax authorities in the form of investment allowances, of which (euro)77 were unconditional at year-end and recognized in the financial statements (see Note 4). The remainder to be received from the LFI has conditions attached to them, such that they shall be recognized as and when received, in accordance with the policy described in Note
3.16. Thereof, (euro)101 was received in August 2003.